Exhibit 12.1

DISH DBS Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	For the Years Ended December 31,					For the Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Income (loss) before taxes	$1,344,570	$1,789,427	$976,593	$1,486,988	$2,422,530	$1,452,794	$800,942
Less: Equity earnings of affiliate	—	—	1,975	—	—	—	—
Interest expense (net of amounts capitalized)	372,612	368,838	407,413	470,890	552,036	261,178	283,116
Amortization of capitalized interest (estimate)	12,188	5,338	5,484	7,360	8,655	4,328	4,328
Interest component of rent expense (1)	2,580	7,267	7,004	9,904	10,013	2,481	2,682
Earnings before fixed charges	$1,731,950	$2,170,870	$1,398,469	$1,975,142	$2,993,234	$1,720,781	$1,091,068

Interest expense (net of amounts capitalized)	$372,612	$368,838	$407,413	$470,890	$552,036	$261,178	$283,116
Capitalized interest	7,434	5,607	—	—	—	—	—
Interest component of rent expense (1)	2,580	7,267	7,004	9,904	10,013	2,481	2,682
Total fixed charges	$382,626	$381,712	$414,417	$480,794	$562,049	$263,659	$285,798

Ratio of earnings to fixed charges	4.53 x	5.69 x	3.37 x	4.11 x	5.33 x	6.53 x	3.82 x

(1)  The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period.  The rates applied are approximately 7% for the years ended December 31, 2007 through December 31, 2011 and for the six months ended June 30, 2011 and 2012.